                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

mrogers@fulbright.com                                  TELEPHONE: (212) 318-3000
DIRECT DIAL: (212) 318-3206                            FACSIMILE: (212) 318-3400

                                 March 23, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

      Re:   Delek US Holdings, Inc.
            Registration Statement on Form S-1
            Filed February 8, 2005
            File No. 333-131675

Dear Mr. Benson:

      On behalf of Delek US Holdings, Inc. (the "Company"), we hereby submit to you Amendment No. 1 (the "Amendment No. 1") to the Company's above-referenced Registration Statement on Form S-1, reflecting changes made in response to the Staff's comment letter dated March 9, 2006.

      All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the March 9, 2006 comment letter and which include specific references to Amendment No. 1, set forth the Company's responses to the Staff's comments.

Cover Page

      1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range on the cover page. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 2

            RESPONSE: The Company notes the Staff's comment. While the anticipated price range has not yet been determined, the Company confirms that it will include such information, and any other information not entitled to be omitted pursuant to Rule 430A, in a subsequent pre-effective amendment to the registration statement prior to any distribution of preliminary prospectuses.

      2. Please provide us with any artwork that you intend to use. Please be advised that we may have comments on these materials and you should consider waiting for our comments before printing and circulating any artwork.

            RESPONSE: The Company supplementally provides the Staff copies of the following artwork that it intends to use in the inside covers of the prospectus: (i) photograph of the Tyler refinery, (ii) photograph of one of the Company's gasoline stations and (iii) photograph of the inside of one of the Company's convenience stores.

Inside Front Cover Page

      3. The forepart of your document should consist of the cover page, summary and risk factors section. Please relocate the sections "Industry and Market Data," "Trademarks, Trade Names and Servicemarks" and "General" appearing beneath the table of contents to a more appropriate location in the prospectus.

            RESPONSE: The "Industry and Market Data" section, as revised, and the "Trademarks, Trade Names and Servicemarks" section have been relocated to immediately before the "Legal Matters" section. See page 122 of Amendment No. 1. The "General" section has been relocated to the introduction of the "Prospectus Summary" section. See page 1 of Amendment No. 1.

      4. We note your representations that some of the information in the registration statement is based on information you obtained from sources "believed to be reliable" and that your research has not "been verified by any independent sources." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise.

            RESPONSE: The "Industry and Market Data" section has been revised, in accordance with the Staff's comment, to remove disclaimer language. See page 122 of Amendment No. 1.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 3

Prospectus Summary, page 1

      5. The summary is intended to provide a brief overview of the key aspects of the offering. See Instruction 503(a) of Regulation S-K. Please remove the "Market Opportunities," "Competitive Advantages" and "Strategy" sections from the summary since they also appear in the Business section in a lengthier format.

            RESPONSE: The "Our Company" subsection of the "Prospectus Summary" section, including the discussion under the captions "Market Opportunities," "Competitive Advantages" and "Strategy", has been shortened to include a brief overview of the material that the Company believes constitutes the key aspects of the offering in accordance with Instruction 503(a) of Regulation S-K. See pages 1 through 3 of Amendment No. 1.

      6. Please clarify your description of "moderate complexity" independent refinery.

            RESPONSE: The description of "moderate complexity" refinery has been clarified in accordance with the Staff's comment. See page 1 of Amendment No. 1.

      7. Please substantiate or delete the statement that your "performance-driven, results-oriented corporate culture is a key element of [y]our success in executing [y]our strategy and achieving competitive advantages." Please also provide support for the statement that your refinery in the city of Tyler in East Texas "is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location." If you provide us with materials in support of this statement, please clearly mark the materials or provide page references in your response to the sections you rely upon for the statement. To the extent you are unable to provide adequate support, please delete the qualitative and comparative statement. Revise throughout your prospectus as necessary.

            RESPONSE: The statement that "our performance-driven, results-oriented corporate culture is a key element of our success in executing our strategy and achieving competitive advantages" and similar statements have been deleted. See pages 1, 74, 76 and 78 of Amendment No. 1. As factual support for the statement that the Tyler refinery "is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles," the Company supplementary provides to the Staff the attached report prepared by Stancil & Co., which lists the refined product distribution terminals within a 115 mile radius of the Tyler refinery and the range of products sold by each, and a list of other refineries and their distances from Tyler, Texas. See Tab 35 of the enclosed volume of backup materials.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 4

Corporate Information, page 4

      8. We note your discussion of www.delekus.com as your main website address. We were unable to access an active website address related to the company at the listed website. Please advise.

            RESPONSE: The Company's website at www.delekus.com is currently under construction and not publicly accessible. The "Corporate Information" subsection has been revised to indicate that the Company intends to make such website available to the public after the completion of the offering. See page 4 of Amendment No. 1.

The Offering, page 5

      9. Where you discuss your dividend policy, as in this section, please revise to state what you "will" pay instead of what you "expect" or "intend" to pay.

            RESPONSE: Item 201(c)(2) of Regulation S-K provides that "[w]here registrants have a record of paying no cash dividends although earnings indicate an ability to do so, they are encouraged to consider the question of their intention to pay cash dividends in the foreseeable future and, if no such intention exists, to make a statement of that fact in the filing. Registrants which have a history of paying cash dividends also are encouraged to indicate whether they currently expect that comparable cash dividends will continue to be paid in the future and, if not, the nature of the change in the amount or rate of cash dividend payments." (emphasis added in italics) In light of this guidance and the fact that the Company's ability to pay dividends will depend upon factors discussed under "Dividend Policy," the Company believes that statements as to its intentions and expectations with respect to the future payment of dividends are appropriate.

Summary Consolidated Financial Information and Other Data, page 6

      10. We note your presentation of "Adjusted EBITDA" as an operating performance measure. We advise you that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please revise your presentation of "Adjusted EBITDA" to eliminate all items that are of a recurring nature or are reasonably likely to recur within two years here and under Selected Historical Consolidated Financial Information on page 37. Please refer to Question 8 in Frequently Asked

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 5

            Questions Regarding the Use of Non-GAAP Financial Measures at our website: http://www.sec.gov/divisions/corpfin/faqs/.

            RESPONSE: The Company has revised the prospectus to present EBITDA rather than "Adjusted EBITDA." See pages 1, 2, 8, 9, 10, 38, 40 and 74 of Amendment No. 1.

Risk Factors, page 12

      11. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. Avoid simply referring to a fact about your company or a future event in your subheadings. Stating that the risk may "adversely affect" or "harm" your business does not adequately address the potential consequences. For example, we note the following risk factors:

            -     We operate in a highly competitive industry..., page 12.

            -     Changes in consumer behavior..., page 15.

            - Our refinery concentrates on processing light sweet crude oils, page 18.

            - Our refinery's niche position may be vulnerable to competitive pressure, page 19.

            Please revise these and similar risk factors as appropriate.

            RESPONSE: The risk factor subheadings have been revised in accordance with the Staff's comment. See pages 11 through 24 of Amendment No. 1.

      12. Some of your risk factors are considered generic and could apply to many companies within your industry or in other industries. Please revise to specifically indicate how the stated risk applies to your company, or delete these risk factors accordingly:

            - We depend upon the economic health of the southeastern United States, page 16.

            - Adverse weather conditions or other unforeseen developments..., page 21.

            - If we fail to develop, integrate or upgrade our information systems..., page 22.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 6

            -     If we lose any of our key personnel..., page 23.

            Please revise or delete these and similar risk factors as appropriate.

            RESPONSE: The risk factors have been revised in accordance with the Staff's comment. See pages 14 through 24 of Amendment No. 1.

      13. The disclosure in some of your risk factors is vague and appears to include multiple risks. Please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

            - We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws..., page 12.

            - The prices of crude oil, other feedstocks and refined petroleum products..., page 14.

            - We may not be able to successfully execute our strategy of growth through acquisition, page 16.

            RESPONSE: The risk factor concerning operations in a highly regulated industry has been divided into two risk factors under separate subheadings in accordance with the Staff's comment. See page 12 of Amendment No. 1. The risk factor concerning prices of crude oil, other feedstocks and refined petroleum products has been revised in accordance with the Staff's comment. See pages 12 and 13 of Amendment No. 1. The risk factor concerning acquisitions has been divided into two risk factors under separate subheadings in accordance with the Staff's comment. See pages 14 and 15 of Amendment No. 1.

We are relatively new to the refining business and may enter new lines of business..., page 17

      14. Please delete disclosure indicating securities analysts will cover your stock.

            RESPONSE: The disclosure concerning expectations of securities analysts has been deleted in accordance with the Staff's comment. See page 15 of Amendment No. 1.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 7

We may seek to grow by opening retail fuel and convenience stores..., page 20

      15. We note that you may open new retail fuel and convenience stores in geographic areas of the United States in which you currently have little or no presence. Please identify the geographic areas you contemplate opening new stores. To the extent possible, please also quantify the cost of opening each new store so investors can better assess the risk.

            RESPONSE: The risk factor has been revised to identify geographic areas in which the Company contemplates opening new stores, in accordance with the Staff's comment. See page 19 of Amendment No. 1. The Company advises the Staff that the cost of opening a new store can only be expressed in a broad dollar range that may not be meaningful to investors, due to the host of variables that affect store opening costs, including, without limitation, location, whether the land is purchased or leased, size of the proposed facility and whether a facility is being newly built or remodeled.

If we are, or become, a U.S. real property holding corporation..., page 25

      16. We note disclosure indicating you will become a U.S. real property holding corporation if interests in U.S. real estate comprised most of your assets. Please disclose the percentage of your assets that currently comprise U.S. real estate.

            RESPONSE: The Company has revised the U.S. real property holding corporation disclosure in accordance with the Staff's comment. See page 24 of Amendment No. 1.

Being a public company will increase our administrative workload and expenses, page 28

      17. Your risk factors should discuss risks that are unique to your company or to your industry. The Sarbanes-Oxley Act's application to all public companies does not appear to be a unique risk to your specific company. Please revise or remove.

            RESPONSE: The risk factor has been revised in accordance with the Staff's comment. See page 27 of Amendment No. 1.

We will be exposed to risks relating to evaluations of internal controls..., page 28

      18. Please disclose any material weakness you have identified in the process of evaluating your internal controls systems and any steps you have taken to remediate any material weaknesses. If you have not encountered any material weaknesses, you should remove this risk factor that would apply to all companies engaging in an initial public offering.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 8

            RESPONSE: As disclosed at the end of the second paragraph of this risk factor on page 28 of Amendment No. 1, the Company is aware of the need to hire additional accounting personnel to comply with public company rules and regulations. Although the Company is not currently aware of any "material weakness," the Company's evaluation is ongoing.

Use of Proceeds, page 32

      19. We note disclosure in the third risk factor appearing on page 27 indicating that management will have broad discretion in the application of the net proceeds of the offering. Please add the disclosure in this section, if true. You may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly.

            RESPONSE: The disclosure in the "Use of Proceeds" section has been expanded in accordance with the Staff's comment. See page 31 of Amendment No. 1.

Dividend Policy, page 32

      20. Please revise to further explain how your subsidiaries' earnings, indebtedness, tax considerations and legal restrictions will affect your ability to pay dividends. Please also identify the specific restrictions under the terms of your subsidiaries' senior secured credit facilities.

            RESPONSE: The disclosure concerning restrictions on the ability to pay dividends has been revised in accordance with the Staff's comment. See page 31 of Amendment No. 1.

      21.   You indicate that you intend to pay quarterly cash dividends "at an
            initial annual rate of $   per share." The actual amount currently
            is blank. Please tell us the amount you expect to distribute. Please also tell us whether that amount reflects historical earnings or instead represents dividends from earnings you expect to generate going forward in 2006. The Dividend Policy section is not clear in this regard. Please be aware that we may have additional comments based upon your response.

            RESPONSE: The Company notes the Staff's comment. The proposed quarterly cash dividend amount per share has not yet been determined and will be included in a subsequent pre-effective amendment. Any such dividend would be declared

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 9

            at the discretion the Company's board of directors based upon then current earnings and other considerations the board of directors deems appropriate.

Unaudited Pro Forma Consolidated Statements of Operations for the Year Ended December 31, 2004, page 44

      22. Please confirm for us that the interest rates used in calculating your pro forma interest expense on financing incurred to effect your acquisitions are either current or committed interest rates. If not, please revise. Additionally, please disclose the effect on income of a 1/8% variance for each interest rate used.

            RESPONSE: The Company confirms that the interest rates used in calculating the pro forma interest expense on financing incurred for the year ended December 31, 2005 were committed rates in the case of fixed rate financings and current rates for variable rate financings. The Company has disclosed the effect on income of a 1/8% variance for each interest rate (other than fixed interest rates) used. See footnote (e) on page 44 of Amendment No. 1.

Unaudited Pro Forma Consolidated Statements of Operations for the Nine Months Ended September 30, 2005, page 46

      23. Please explain to us the reasons for the change in the results of operations from a net loss of $4.6 million for the three months ended March 31, 2005, as presented in the Tyler Refinery interim financial statements at page F-72, to net income of $5.8 million for the period from January 1, 2005 to April 28, 2005, as presented in the Tyler Refinery historical column of the pro forma financial statements for the nine months ended September 30, 2005.

            RESPONSE: The Company advises the Staff that during the first quarter of 2005, the Tyler Refinery's pretax loss was $7.4 million compared to a pretax income of $9.4 million in the first four months of operation for the following reasons:

            - There was an expense of $4.3 million in the first quarter of 2005 due to a decline in the fair value of the derivative financial instruments compared to an expense in the fair value of such derivative financial instruments of $6.4 million in the month of April 2005.

            - The 5-3-2 crack spread in the first quarter of 2005 was $6.22 per barrel compared to a $10.50 crack spread per barrel in the month of April 2005. The financial impact on net income of the higher crack spread in April is $10.5 million, excluding the derivative gain of $6.4 million.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 10

Management's Discussion and Analysis, page 48

      24. Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, if relevant, you may discuss the evolving trends in refining, the nature of your competition, and the consumer demands for refined petroleum products in the geographical markets where you operate and the trends that would affect your retail segment. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, discuss in reasonable detail the material opportunities, challenges and risks in the short and long term and the specific actions you are taking to address each. Please refer to SEC Release No. 33-8350.

            RESPONSE: The Company has added a "Market Trends" subsection to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in accordance with the Staff's comment. See page 47 of Amendment No. 1. The Company has included information concerning the quality and variability of its earnings and cash flows throughout the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, including under the subheading "Major Influences on Results of Operations." The Company believes that it has described in reasonable detail its material opportunities, challenges and risks in the "Risk Factors" and "Business" sections. The Company has included a cross-reference to the "Risk Factors" section under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Major Influences on Results of Operations."

Liquidity and Capital Resources, page 63

      25. We note disclosure indicating you were in compliance with all covenant requirements at September 30, 2005. Please update your disclosure to indicate whether you are currently in compliance with all covenant requirements. Please also clarify for us the meaning of your disclosure that you believe you were in compliance with all covenant requirements of your senior secured credit facility at September 30, 2005.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 11

            Please discuss the anticipated effects, if any, the public offering and the anticipated dividend level will have on future compliance with the financial covenants discussed in this section.

            RESPONSE: The Company has revised the disclosure to reflect that it was as of December 31, 2005, its most recent measurement date, in compliance with its covenant requirements. See page 62 of Amendment No. 1. The Company advises the Staff that the public offering and anticipated dividends, if any, are anticipated to have no effect on future compliance with the financial covenants discussed in this section.

Our Industry, page 71

      26. Please provide support for the qualitative and comparative statements contained in this section. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. Tell us whether the information you cite from these reports is publicly available. If not, you should obtain appropriate consent to cite these reports in your filing. To the extent you are unable to provide support, please delete the qualitative and comparative statement. We note the following examples:

            - No new refinery has been constructed in the United States since 1976, page 72.

            - Imports account for almost 14% of total U.S. consumption of refined petroleum products in 2004, page 73.

            - Many foreign refiners do not currently possess the capabilities to blend and process fuels that meet these specifications, which could put further pressure on the domestic supply and demand environment, page 73.

            - The total refining capacity in PADD III as of January 1, 2006 is 8.3 million barrels per day, representing 49% of total U.S. refining capacity, page 74.

            We also note similar statements appearing throughout your "Business" section. Please substantiate or delete these statements as appropriate.

            RESPONSE: The enclosed volume of backup materials substantiates the statements referred to in the Staff's comment. Where appropriate, specific information contained in each backup document has been highlighted in yellow. Except for documents prepared by the Company, or by Stancil & Co.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 12

            at the request of the Company, the reports are either publicly available or available to the public for a fee.

Business, page 79

      27. Please substantiate or delete the promotional terms and phrases appearing throughout this section. For example, we note reference to "innovative marketing strategies," "commitment to excellence," "upscale, state of the art facility" and "leading market position in our core markets in the southeastern United States."

            RESPONSE: The promotional terms and phrases have been deleted throughout the "Business" section in accordance with the Staff's comment. See pages 74 through 85 of Amendment No. 1.

Strategy, page 82

      28. We note disclosure indicating you intend to actively pursue additional refinery acquisitions that "may or may not be inside [y]our current geographic operating areas." Please disclose the geographic areas you contemplate. We also note that you plan to selectively pursue additional acquisitions of logistic and other assets complementary to your refinery. Please describe the other assets to which you refer that are complementary to your refinery.

            RESPONSE: The Company has revised its disclosure to indicate that it intends to selectively pursue additional refinery acquisitions. See pages 3, 77 and 78 of Amendment No. 1. As the Company plans to pursue acquisitions of additional refineries and complementary assets selectively when desirable opportunities arise, it is not possible to disclose specific geographic areas in which the Company contemplates pursuing such acquisitions. The Company has revised its disclosure to indicate that pipelines and terminals are assets complementary to the refinery. See page 78 of Amendment No. 1.

Competition, page 87

      29. We note the principal competitive factors affecting your refinery operations are crude oil and other feedstock costs, refinery product margins, refinery efficiency, refinery product mix and distribution and transportation costs. Similarly, we note disclosure on page 90 indicating that the factors by which you compete in your retail operations include location, ease of access, pricing, product and service locations, customer service, fuel brands store appearance, cleanliness and safety. It would appear your competitors in each segment would compete on the same

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 13

            basis. Please revise to explain in greater detail how you compete on the factors you identify. See Item 101(c)(1)(x) of Regulation S-K.

            RESPONSE: The "Refining Segment -- Competition" and "Retail Segment -- Competition" subsections have been revised in accordance with the Staff's comment. See pages 82 and 85 of Amendment No. 1.

Trade Names, Service Marks and Trademarks, page 96

      30. Please clarify which trade names, service marks and trademarks you own and those that have pending registrations.

            RESPONSE: The Company has clarified which trade names and marks are owned and which are the subject of pending registrations, in accordance with the Staff's comment. See page 91 of Amendment No. 1.

Management, page 97

      31. Please refer to the biography of Mr. Yemin. Please substantiate or delete the disclosure that Delek -- The Israel Fuel Corporation, Ltd. is the second largest fuel corporation in Israel and that CLAL Insurance Company Ltd. is the largest insurance company in Israel.

            RESPONSE: The references to "the second largest" fuel corporation and "the largest" insurance company have been deleted from Mr. Yemin's biography in accordance with the Staff's comment. See page 93 of Amendment No. 1.

      32. The biographical information for Messrs. Gregory, McLarty, Pierce, Creason and Ms. Young indicate experience in particular industries for a certain number of years although the disclosure in each does not support the years indicated. Please revise throughout this section as appropriate.

            RESPONSE: The biographies of Messrs. Gregory, McLarty, Pierce, Creason and Young have been revised in accordance with the Staff's comment. See pages 94, 96 and 97 of Amendment No. 1.

Consulting Agreement with Company Affiliated with Director, page 111

      33. Please revise to describe in greater detail the consulting services performed personally by Mr. Greenfield.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 14

            RESPONSE: The description of consulting services performed by Mr. Greenfeld has been expanded in accordance with the Staff's comment. See page 108 of Amendment No. 1.

Description of Capital Stock, page 112

      34. We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

            RESPONSE: The reference to "non-assessable" shares of common stock has been deleted in accordance with the Staff's comment. See page 109 of Amendment No. 1.

Change in Accountants, page 125

      35. We note your disclosure that Ernst & Young LLP concluded that it did not meet the independence requirements of Rule 2-01(c)(iii) of Regulation S-X in connection with your fiscal year ended December 31, 2004. Please tell us and expand your disclosure to describe, in more detail, the reasons that independence was impaired and the basis for the resulting conclusion.

            RESPONSE: The Company advises the Staff that Ernst & Young LLP informed the Company, in connection with the Company's planned initial public offering, that it had identified a matter that might reasonably bear on its independence. This matter related to Delek Group Ltd., the Company's foreign parent company, and Kost Forer Gabbay & Kasierer (E&Y Israel), a member firm of the Ernst & Young global organization.

            Mr. Roni Ben Dov, a former partner of E&Y Israel, became the Chief Financial Officer and Executive Vice President of Delek Group Ltd. in May 2004. Mr. Ben Dov had been a partner of E&Y Israel from approximately June 2002 to May 2004 and had served as the audit partner on the Delek Group Ltd. audit engagement until March 13, 2004. E&Y Israel's audit and professional engagement period with respect to the 2003 audit of the Delek Group Ltd. audit ended on March 16, 2004.

            Regulation S-X Rule 2-01(c)(2)(iii) states that an accountant is not independent if, at any point during the audit and professional engagement period, a former employee of the accounting firm is employed by the audit client, in an accounting role or a financial reporting oversight role, during the one-year period preceding

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 15

            the date that audit procedures commenced for the fiscal period that included the date of initial employment of the audit team member by the issuer.

            Additionally, Regulation S-X Rule 2-01(f)(4)(i) defines an affiliate of an audit client to include an entity that has control over the audit client, or over which the audit client has control, or which is under common control with the audit client, including the audit client's parents and subsidiaries.

            As a result of Mr. Ben Dov's employment with Delek Group Ltd., Ernst & Young LLP concluded that it did not meet the "cooling off" independence requirements of Rule 2-01(c)(2)(iii) of Regulation S-X for the fiscal year ended December 31, 2004.

            The disclosure under the subheading "Change in Accountants" has been revised to include the information described above. See page 122 of Amendment No. 1.

Underwriting, page 121

      36. We note disclosure indicating that the representatives may change the offering price and other selling terms. Please tell us how any change in the offering price and/or other selling terms would be reflected in the prospectus. For example, tell us whether a post-effective amendment would be filed and declared effective prior to any offers or sales being made at different prices or with different selling terms. We may have additional comment after reviewing your response.

            RESPONSE: The Company informs the Staff that while the shares initially will be offered at the price to be set forth on the cover page of the prospectus, in the event that the distribution could not be completed for market or other reasons at such price, the underwriters may change the price of the offering to effect the distribution of the shares. The underwriters have no reason to believe that the distribution will not be completed at the initial public offering price. In the unlikely event that all the shares were not sold at the initial public offering price, the representatives, the Company and their respective counsel would consider at that time how to communicate any changes in price to investors, including the need to file a post-effective amendment to the registration statement to reflect any such changes.

Delek US Holdings, Inc. Consolidated Financial Statements, page F-2

      37. Please update the financial statements and the related Management's Discussion and Analysis discussion as needed. Because the anticipated effective date of your filing falls after 45 days subsequent to the end of the fiscal year, your filing must include audited financial statements for the most recently completed fiscal year. Refer to Rule 3-12 of Regulation S-X.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 16

            RESPONSE: The financial statements and related Management's Discussion and Analysis have been updated in accordance with the Staff's comment.

Consolidated Statements of Operations page F-5

      38. Please revise your consolidated statements of operations for all periods presented to separately state interest income apart from interest expense. Refer to Rule 5-03 of Regulation S-X.

            RESPONSE: The consolidated statements of operations have been revised in accordance with the Staff's comment.

Notes to Consolidated Financial Statements, page F-8

14. Subsequent events, page F-25

      39. We note your disclosure that Delek Group has entered into a limited guarantee in favor of Israel Discount Bank of New York and Bank Leumi USA in connection with the issuance of notes by these parties. Please clarify your disclosure to indicate the limits of Delek Group's guarantee.

            RESPONSE: The Notes to Consolidated Financial Statements as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been revised to reflect that Delek Group Ltd.'s guarantees are not limited. See pages F-25 through F-26 of Amendment No. 1. Equivalent changes have been made in the prospectus. See page 108 of Amendment No. 1.

Exhibits

      40. We are in receipt of your application for confidential treatment on exhibits filed with your Form S-1. Please add disclosure in the exhibit index indicating that confidential treatment has been requested on particular exhibits and clearly identify those exhibits in which confidential treatment has been requested.

            RESPONSE: The exhibit index has been revised in accordance with the Staff's comment. See page II-5 and the final page of Amendment No. 1.

      41. Please file all required exhibits, including the form of underwriting agreement and legal opinion, in a timely manner so that we may have time to review them before you request effectiveness of your registration statement.

Mr. Matthew Benson
U.S. Securities and Exchange Commission
Division of Corporation Finance
March 23, 2006
Page 17

            RESPONSE: The following exhibits have been filed with Amendment No. 1: Consents of Director Nominees (Exhibits 99.1, 99.2 and 99.3). The Company will file the remainder of the exhibits in one or more subsequent amendments in advance of requesting effectiveness of the registration statement.

Exhibits 23.2, 23.3, 23.4 and 23.5

      42.   Please update your independent auditors' consents.

            RESPONSE: Updated independent auditors' consents have been filed as Exhibits 23.2, 23.3, 23.4 and 23.5 to Amendment No. 1.

      If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3206 or Manuel Rivera at (212) 318-3296.

                                        Very truly yours,

                                        /s/ MARA H. ROGERS

                                        Mara H. Rogers

Enclosures

cc:   H. Christopher Owings, Assistant Director
      Regina Balderas, Staff Accountant
      William Choi, Accounting Branch Chief
      Ellie Quarles, Special Counsel
      Ezra Uzi Yemin, Delek US Holdings, Inc.
      D. Rhett Brandon, Esq., Simpson Thacher & Bartlett L.L.P.